FORM SC 13G

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Amendment No.__

THERMOENERGY CORP.
(Name of Issuer)

Common Stock, par value $0.01 per share
(Title of Class of Securities)

883906406
(CUSIP Number)

May 5, 2011
(Date of event which requires filing of this statement)

Check the appropriate box to designate the rule pursuant to which this Schedule 13G is filed:

☐ Rule 13d-1(b)
☒ Rule 13d-1(c)
☐ Rule 13d-1(d)

(Page 1 of 11 Pages)

______________________________
*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 883906406	13G/A	Page 2 of 11

1	NAMES OF REPORTING PERSONS Empire Capital Partners, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
6
SHARED VOTING POWER
1,055,685 Shares of Common Stock
2,993,958 Shares of Common Stock underlying Series B Convertible Preferred Stock
4,057,830 Shares of Common Stock underlying Warrants
(See Footnote 1 and Item 4 below)

	7	SOLE DISPOSITIVE POWER 0
8
SHARED DISPOSITIVE POWER
1,055,685 Shares of Common Stock
2,993,958 Shares of Common Stock underlying Series B Convertible Preferred Stock
4,057,830 Shares of Common Stock underlying Warrants
(See Footnote 1 and Item 4 below)

9
AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
1,055,685 Shares of Common Stock
2,993,958 Shares of Common Stock underlying Series B Convertible Preferred Stock
4,057,830 Shares of Common Stock underlying Warrants
(See Footnote 1 and Item 4 below)

10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 4.99%
12	TYPE OF REPORTING PERSON PN
(1)  As discussed in Item 4, the reported Series B Convertible Preferred Stock, Convertible Notes, and Warrants over which the reporting person has shared voting and dispositive power are subject to a 4.99% "blocker" provision and the percentage set forth in row (11) gives effect to such blocker.  However, rows (6), (8) and (9) show the number of shares of Common Stock that would be issuable upon full conversion or exercise, as applicable, of the reported Series B Convertible Preferred Stock, Convertible Notes, and Warrants over which the reporting person has shared voting and dispositive power and do not give effect to such blocker.

CUSIP No. 883906406		13G/A	Page 3 of 11
1	NAMES OF REPORTING PERSONS Empire GP, L.L.C.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
6
SHARED VOTING POWER
1,055,685 Shares of Common Stock
2,993,958 Shares of Common Stock underlying Series B Convertible Preferred Stock
4,057,830 Shares of Common Stock underlying Warrants
(See Footnote 1 and Item 4 below)

	7	SOLE DISPOSITIVE POWER 0
8
SHARED DISPOSITIVE POWER
1,055,685 Shares of Common Stock
2,993,958 Shares of Common Stock underlying Series B Convertible Preferred Stock
4,057,830 Shares of Common Stock underlying Warrants
(See Footnote 1 and Item 4 below)

9
AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
1,055,685 Shares of Common Stock
2,993,958 Shares of Common Stock underlying Series B Convertible Preferred Stock
4,057,830 Shares of Common Stock underlying Warrants
(See Footnote 1 and Item 4 below)

10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES		☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 4.99%
12	TYPE OF REPORTING PERSON OO

CUSIP No. 883906406		13G/A	Page 4 of 11
1	NAMES OF REPORTING PERSONS Empire Capital Management, L.L.C.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
6
SHARED VOTING POWER
1,947,886 Shares of Common Stock
5,987,917 Shares of Common Stock underlying Series B Convertible Preferred Stock
8,036,203 Shares of Common Stock underlying Warrants
(See Footnote 1 and Item 4 below)

	7	SOLE DISPOSITIVE POWER 0
8
SHARED DISPOSITIVE POWER
1,947,886 Shares of Common Stock
5,987,917 Shares of Common Stock underlying Series B Convertible Preferred Stock
8,036,203 Shares of Common Stock underlying Warrants
(See Footnote 1 and Item 4 below)

9
AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
1,947,886 Shares of Common Stock
5,987,917 Shares of Common Stock underlying Series B Convertible Preferred Stock
8,036,203 Shares of Common Stock underlying Warrants
(See Footnote 1 and Item 4 below)

10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES		☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 4.99%
12	TYPE OF REPORTING PERSON OO

CUSIP No. 883906406		13G/A	Page 5 of 11
1	NAMES OF REPORTING PERSONS Scott A. Fine
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States
	5	SOLE VOTING POWER 435,560 Shares of Common Stock underlying Series B Convertible Preferred Stock 500,000 Shares of Common Stock underlying Warrants
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	6
SHARED VOTING POWER
3,003,571 Shares of Common Stock
8,981,875 Shares of Common Stock underlying Series B Convertible Preferred Stock
12,094,033 Shares of Common Stock underlying Warrants
(See Footnote 1 and Item 4 below)

	7	SOLE DISPOSITIVE POWER 435,560 Shares of Common Stock underlying Series B Convertible Preferred Stock 500,000 Shares of Common Stock underlying Warrants
8
SHARED DISPOSITIVE POWER
3,003,571 Shares of Common Stock
8,981,875 Shares of Common Stock underlying Series B Convertible Preferred Stock
12,094,033 Shares of Common Stock underlying Warrants
(See Footnote 1 and Item 4 below)

9
AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
3,003,571 Shares of Common Stock
8,981,875 Shares of Common Stock underlying Series B Convertible Preferred Stock
12,094,033 Shares of Common Stock underlying Warrants
(See Footnote 1 and Item 4 below)

10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES		☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 6.8%
12	TYPE OF REPORTING PERSON IN

CUSIP No. 883906406		13G/A	Page 6 of 11
1	NAMES OF REPORTING PERSONS Peter J. Richards
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 435,560 Shares of Common Stock underlying Series B Convertible Preferred Stock 500,000 Shares of Common Stock underlying Warrants
6
SHARED VOTING POWER
3,003,571 Shares of Common Stock
8,981,875 Shares of Common Stock underlying Series B Convertible Preferred Stock
12,094,033 Shares of Common Stock underlying Warrants
(See Footnote 1 and Item 4 below)

	7	SOLE DISPOSITIVE POWER 435,560 Shares of Common Stock underlying Series B Convertible Preferred Stock 500,000 Shares of Common Stock underlying Warrants
8
SHARED DISPOSITIVE POWER
3,003,571 Shares of Common Stock
8,981,875 Shares of Common Stock underlying Series B Convertible Preferred Stock
12,094,033 Shares of Common Stock underlying Warrants
(See Footnote 1 and Item 4 below)

9
AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
3,003,571 Shares of Common Stock
8,981,875 Shares of Common Stock underlying Series B Convertible Preferred Stock
12,094,033 Shares of Common Stock underlying Warrants
(See Footnote 1 and Item 4 below)

10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES		☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 6.8%
12	TYPE OF REPORTING PERSON IN

  CUSIP No. 883906406                            13G/A                 Page 7 of 11

This statement on Schedule 13G (the "Schedule 13G") relates to the Common Stock (as defined below) of the Company (as defined below). The Reporting Persons (as defined below) have previously filed a statement on Schedule 13G which was last amended on August 16, 2010 as well as a statement on Schedule 13D filed on February 15, 2011, to report their beneficial ownership of Common Stock of the Company that is the subject of this Schedule 13G.  The Reporting Persons are now filing on Schedule 13G because, as discussed in Item 4 below, due to the blocker, their beneficial ownership of the Common Stock no longer exceeds 20% of the outstanding shares of Common Stock.

Item 1 (a).	NAME OF ISSUER.

The name of the issuer is ThermoEnergy Corporation (the "Company").

Item 1(b).	ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:

The Company's principal executive offices are located at 124 West Capitol Avenue, Suite 880, Little Rock, Arkansas 72201.

Item 2 (a).	NAME OF PERSON FILING:

This statement is filed by:

(i)
Empire Capital Partners, LP, a Delaware limited partnership ("Empire Capital"), with respect to the shares of Common Stock and/or Warrants and/or Preferred Shares (as defined below) directly owned by it;

(ii)	Empire GP, LLC, a Delaware limited liability company ("Empire GP"), with respect to the shares of Common Stock and/or Warrants and/or Preferred Shares directly owned by Empire Capital;
(iii)
Empire Capital Management, LLC, a Delaware limited liability company ("Empire Management") with respect to the shares of Common Stock and/or Warrants and/or Preferred Shares directly owned by Empire Capital Partners, LTD (the "Empire Overseas Fund"), Charter Oak Partners, LP, Charter Oak Partners II, LP and Charter Oak Master Fund, LP (the "Charter Oak Funds") and Empire Capital Partners Enhanced Master Fund, LTD (the "Enhanced Master Fund");

(iv)
Mr. Scott A. Fine ("Mr. Fine"), individually, and with respect to the shares of Common Stock and/or Warrants and/or Preferred Shares and directly owned by Empire Capital, the Empire Overseas Fund, the Charter Oak Funds and the Enhanced Master Fund.  Mr. Fine disclaims beneficial ownership of the shares of Common Stock, Notes, Preferred Stock and/or Warrants reflected in this filing, except to the extent of his individual sole ownership and with respect to any pecuniary interest in such securities pursuant to Section 13 of the Act; and

(v)
Mr. Peter J. Richards ("Mr. Richards"), individually, and with respect to the shares of Common Stock and/or Warrants and/or Preferred Shares directly owned by Empire Capital, the Empire Overseas Fund, the Charter Oak Funds and the Enhanced Master Fund.  Mr. Richards disclaims beneficial ownership of the shares of Common Stock, Notes, Preferred Stock and/or Warrants reflected in this filing, except to the extent of his individual sole ownership and with respect to any pecuniary interest in such securities pursuant to Section 13 of the Act.

The foregoing persons are hereinafter sometimes collectively referred to as the "Reporting Persons."  Any disclosures herein with respect to persons other than the Reporting Persons are made on information and belief after making inquiry to the appropriate party.

The foregoing should not be construed in and of itself as an admission by any Reporting Person as to beneficial ownership of any shares of Common Stock owned by another Reporting Person.

  CUSIP No. 883906406                       13G/A                      Page 8 of 11

Item 2(b).	ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE:

The address of the business office of each of the Reporting Persons is 1 Gorham Island, Suite 201, Westport, CT 06880.

Item 2(c).	CITIZENSHIP:

Empire Capital is a limited partnership organized under the laws of the State of Delaware.  Each of Empire GP and Empire Management is a limited liability company organized under the laws of the State of Delaware. Messrs. Fine and Richards are each a United States citizen.

Item 2(d).	TITLE OF CLASS OF SECURITIES:

Common Stock $0.001 par value (the "Common Stock")

Item 2(e).	CUSIP NUMBER:

883906406

Item 3.	IF THIS STATEMENT IS FILED PURSUANT TO §§ 240.13d-1(b) OR 240.13d-2(b) OR (c), CHECK WHETHER THE PERSON FILING IS A:

(a)	☐	Broker or dealer registered under Section 15 of the Act (15 U.S.C. 78o);
(b)	☐	Bank as defined in Section 3(a)(6) of the Act (15 U.S.C. 78c);
(c)	☐	Insurance company as defined in Section 3(a)(19) of the Act (15 U.S.C. 78c);
(d)	☐	Investment company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8);
(e)	☐	Investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);
(f)	☐	Employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);
(g)	☐	Parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);
(h)	☐	Savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
(i)	☐	Church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act (15 U.S.C. 80a-3);
(j)	☐	Non-U.S. institution in accordance with Rule 13d-1(b)(1)(ii)(J);
(k)	☐	Group, in accordance with Rule 13d-1(b)(1)(ii)(K).

If filing as a non-U.S. institution in accordance with Rule 13d-1(b)(1)(ii)(J), please specify the type of institution:

  CUSIP No. 883906406                     13G/A                   Page 9 of 11

Item 4.	OWNERSHIP.

The percentages set forth in this Schedule 13G are calculated based upon 56,867,098 shares of Common Stock issued and outstanding, which is the number of shares of Common Stock issued and outstanding as of May 6, 2011 as reported by the Company in its Quarterly Report on Form 10-Q for the period ended March 31, 2011 filed on May 11, 2011.

The information as of the filing date required by Items 4(a) – (c) is set forth in Rows 5 – 11 of the cover page for each Reporting Person and is incorporated herein by reference for each such Reporting Person.

The reported Series B Convertible Preferred Stock, Convertible Notes, and Warrants over which the reporting persons have shared voting and dispositive power (the "Blocker Securities") are subject to a 4.99% "blocker" provision and the percentages set forth in Row 11 of the cover page for each Reporting Person give effect to such blocker.  However, Rows (6), (8) and (9) of the cover page for each Reporting Person show the number of shares of Common Stock that would be issuable upon full conversion or exercise, as applicable, of the Blocker Securities and do not give effect to such blocker.

Item 5.	OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.

Not applicable.

Item 6.	OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.

Not applicable.

Item 7.	IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY.

Not applicable.

Item 8.	IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.

Note applicable.

Item 9.	NOTICE OF DISSOLUTION OF GROUP.

Not applicable.

  CUSIP No. 883906406                    13G/A                   Page 10 of 11

Item 10.	CERTIFICATION.

Each of the Reporting Persons hereby makes the following certification:

By signing below each Reporting Person certifies that, to the best of its knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURES

After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

DATED:  May 19, 2011

By:	/s/ Scott A. Fine
Name: Scott. A. Fine
Title: Individually, and as member of Empire GP, L.L.C. and Empire Capital Management, L.L.C.

/s/ Peter J. Richards
Name: Peter J. Richards
Title: Individually, and as member of Empire GP, L.L.C. and Empire Capital Management, L.L.C.

CUSIP No. 883906406                    13G/A                   Page 11 of 11

EXHIBIT 1

JOINT ACQUISITION STATEMENT

PURSUANT TO RULE 13d-1(k)

The undersigned acknowledge and agree that the foregoing statement on Schedule 13G is filed on behalf of each of the undersigned and that all subsequent amendments to this statement on Schedule 13G shall be filed on behalf of each of the undersigned without the necessity of filing additional joint acquisition statements.  The undersigned acknowledge that each shall be responsible for the timely filing of such amendments, and for the completeness and accuracy of the information concerning him or it contained therein, but shall not be responsible for the completeness and accuracy of the information concerning the others, except to the extent that he or it knows or has reason to believe that such information is inaccurate.

DATED:  May 19, 2011

By:	/s/ Scott A. Fine
Name: Scott. A. Fine
Title: Individually, and as member of Empire GP, L.L.C. and Empire Capital Management, L.L.C.

/s/ Peter J. Richards
Name: Peter J. Richards
Title: Individually, and as member of Empire GP, L.L.C. and Empire Capital Management, L.L.C.